SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated July 27, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Commonwealth of Massachusetts manages its $36 billion annual budget using CGI’s AMS Advantage® solution
o AMS Advantage delivers improved business results through streamlined processes

Fairfax, VA., July 27, 2004 — CGI-AMS, part of CGI Group Inc. (TSX: GIB.A; NYSE: GIB), today announced the launch of the successful upgrade of the Commonwealth of Massachusetts’ financial system, based on the AMS Advantage suite of solutions. Processing a $36 billion annual budget, this is the largest statewide implementation of a Web-based financial management system. Through this Web-based suite specifically designed for governments, real-time financial transactions and business intelligence are managed effectively and efficiently, saving government and its citizens both time and money.

The Commonwealth of Massachusetts began production operation of NewMMARS, less than two years after project initiation. NewMMARS will support the Commonwealth’s eGovernment initiatives and lower their total cost of ownership by moving from a heavily customized application to a commercial off-the-shelf solution. NewMMARS supports 5000 users across 157 departments in all branches of government performing the full breadth of financial and labor cost management functions.

“Total cost of ownership and a proven track record in state government were two of the critical factors in choosing AMS Advantage. We have finally moved to an off-the-shelf solution that can be used by the Commonwealth and have the tools necessary to maintain it in house. This will greatly reduce costs for years to come while enhancing our ability to manage the fiscal operations of the Commonwealth. Getting to here on time and within budget is a testament to CGI-AMS’s deep domain and implementation expertise,” said Martin Benison, comptroller, Commonwealth of Massachusetts.

Donna Morea, president, CGI-AMS added: “This implementation illustrates our continuing ability to deliver real business results for the largest and most complex government organizations. It’s the combination of software and implementation expertise that makes the difference in a big undertaking like NewMMARS. Over 30 other clients have chosen to upgrade to Web-based AMS Advantage, so we know that this solution helps them meet their business goals.”

CGI-AMS’s current ERP offering incorporates more than 30 years of government experience and knowledge in the public sector market. AMS Advantage is a flexible, module-based solution that automates document workflow, decreases paperwork and ultimately improves customer service and facilitates decision-making. To learn more visit http://www.ams.com/SLS/Products/AdvantageOverview.asp.

About CGI
Founded in 1976, CGI is among the largest independents suite of solutions t information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at March 31, 2004, CGI’s order backlog was CDN$12.0 billion (US$9.1 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:
CGI
Investor relations
Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: July 27, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary